February 13, 2006



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - British Energy Group PLC


Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                               Sincerely,



                                                               Jeffrey A. Ruiz








Enclosures



















                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1 )

                            British Energy Group PLC
                     ---------------------------------------
                                 NAME OF ISSUER:


                 Common shares, par value (pound)0.10 per share
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES


                                  GB00B04QKW59
                     ---------------------------------------
                                  CUSIP NUMBER


                               December 30, 2005
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)



















1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ]
         (B) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany

NUMBER OF        5.    SOLE VOTING POWER
SHARES                 43,920,726
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY               0
EACH             7.    SOLE DISPOSITIVE POWER
REPORTING              43,920,726
PERSON WITH      8.    SHARED DISPOSITIVE POWER
                       0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         43,920,726

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

         [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.72%

12. TYPE OF REPORTING PERSON

         HC, CO, BK

* In accordance with Securities Exchange Act Release No. 39538 (January 12,1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.


1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG, London Branch

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ]
         (B) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany

NUMBER OF        5.    SOLE VOTING POWER
SHARES                 43,920,726
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY               0
EACH             7.    SOLE DISPOSITIVE POWER
REPORTING              43,920,726
PERSON WITH      8.    SHARED DISPOSITIVE POWER
                       0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         43,920,726

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

         [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.72%

12. TYPE OF REPORTING PERSON

         BK, CO


















Item 1(a).  Name of Issuer:

            British Energy Group plc. ("Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Redwood Crescent, Peel Park, East Kilbride, G74 5PR,
            United Kingdom

Item 2(a).  Name of Person Filing:

            This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").


Item 2(b).  Address of Principal Business Office or, if none, Residence:

            Taunusanlage 12
            D-60325 Frankfurt am Main
            Federal Republic of Germany

Item 2(c).  Citizenship:

            The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).  Title of Class of Securities:

            This statement relates to Ordinary Shares,10p each, of the Company.

Item 2(e).  CUSIP Number:

            The ISIN number of the Ordinary Shares is GB00B04QKW59.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act;

            (b) [x] Bank as defined in section 3(a)(6) of the Act;

                       Deutsche Bank AG, London Branch

            (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act;

            (d)  [ ] Investment Company registered under section 8 of the
                     Investment Company Act of 1940;

            (e)  [ ] An investment adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E);

            (f)  [ ] An employee benefit plan, or endowment fund in
                     accordance with Rule 13d-1 (b)(1)(ii)(F);

            (g)  [x] Parent holding company or control person in
                     accordance with Rule 13d-1 (b)(1)(ii)(G);

                     Deutsche Bank AG

            (h)  [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

            (i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

            (j) [ ] Group, in accordance with Rule 13d-1
                    (b)(1)(ii)(J).

Item 4.     Ownership.


            (a) Amount beneficially owned:

                The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

            (b) Percent of class:

                The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c) Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote:

                       The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                 (ii) shared power to vote or to direct the vote:

                       The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                 (iii) sole power to dispose or to direct the disposition of:

                       The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                 (iv) shared power to dispose or to direct the disposition of:

                       The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Subsidiary                                  Item 3 Classification

            Deutsche Bank AG, London Branch             Bank

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.








                                SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 13, 2006






                                                          Deutsche Bank AG

                                                    By:  /s/   Jeffrey A. Ruiz
                                                    Name:      Jeffrey A. Ruiz
                                                    Title:     Vice President

                                                    By:  /s/   Pasquale Antolino
                                                    Name:      Pasquale Antolino
                                                    Title:     Associate